FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of October 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of October 2004 and incorporated by reference herein is the Registrant’s immediate report dated October 19, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: October 19, 2004

BluePhoenix Signs Partnership Agreement With Turkey’s Serena;
Joint Project Begun to Implement BluePhoenix™ LiraEnabler at Oyak

Automated LiraEnabler to Address the Redenomination of Turkey’s Currency;
Up & Running in Two Weeks in Order to Be Ready for End of Year Deadline

Milan, Italy and Herzlia, Israel – October 19, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has signed a partnership agreement with Serena Information Technologies, a large system integrator in Turkey. Under the agreement, BluePhoenix will supply Serena with its products, tools and services for modernization projects in Turkey. The companies’ first joint project has already commenced at Oyak, a large Turkish pension fund, and is expected to take 4 months so that Oyak is ready for the year-end government-mandated deadline.

Using the highly automated BluePhoenix™ LiraEnabler technology, all monetary fields in Oyak’s AS/400 legacy systems will be revised in order to comply with the new YTL currency guidelines. The legacy environment is composed of 12 major subsystems written in more than 2 million lines of code, divided into 1,900 Files, 1,000 views, 600 CLP programs, 3,330 RPG programs, 1,900 display files, and 1,500 printer files.

“We are happy to be working with BluePhoenix and Serena on this top-priority project, which they managed to get up and running after only two weeks of training,” said Suat Gumusluol, IT Manager at Oyak. “The automated tools supplied by BluePhoenix and their experience with monetary conversions, together with the wide range of services provided by Serena are the perfect combination needed to ensure the success of this project.”

“We hope to get the chance to work together with BluePhoenix on many more modernization projects in the future,” added Ali Ozenci, President of Serena. “Their experience, proven methodology and automated tools, as well as the professionalism of their staff when it comes to training and support has proven to us that we have made the right choice in partnering with them.” “Turkey is a new market for us and we are very pleased to be going into this market with Serena as our partner,” noted Mario Zerini, Regional Director, Southern Europe and Asia at BluePhoenix Solutions. “As the project lead on this initiative, they’ve shown that they truly are a first rate system integrator and we are looking forward to working with them on other projects as well.”

About Oyak
Based in Ankara, OYAK is the Turkish Armed Forces Pension Fund (Ordu Yardimlasma Kurumu). It was established in 1961 to provide extra social security for its members, including aid to permanent members for retirement, death and trouble, aid to temporary members for death and trouble, and social services for permanent members to meet their needs. OYAK owns 28 affiliated companies and partnerships operating in several industries, including automotive, transportation, finance, agriculture, food, IT, and more.

About Serena
Serena Information Technologies was founded at the beginning of 2004 through the merger of 3 companies, which jointly have close to 30 years of experience in the Turkish IT sector. Based in Istanbul, Serena offers a wide range of solutions providing hardware, software and technical services and aims to contribute to the success of its customers.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX), leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel.

The company’s major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945
tcohen@bphx.com